DLJ HIGH INCOME FUND 10F-3 REPORT
ISSUER:  VOICESTREAM WIRELESS CORP. 10.375% 11/15/09
TRADE DATE: 11/04/99
CATEGORY: SECURITIES SOLD IN AN ELIGIBLE RULE 144A OFFERING (AS DEFINED IN THE RULE)
SELLING BROKER: GOLDMAN SACHS
FACE AMOUNT: $1 MILLION
PURCHASE PRICE: $100.00
%OF ISSUE 0.09%

% OF ISSUE REPRESENTS PURCHASES BY ALL AFFILIATED FUNDS: MAY NOT EXCEED
(I) IF AN OFFERING OTHER THAN AN ELIGIBLE RULE 144A OFFERING, 25% OF THE PRINCIPAL AMOUNT OF THE OFFERING OF (II) IF AN ELIGIBLE RULE 144A OFFERING, 25% OF THE TOTAL OF (X) THE PRINCIPAL AMOUNT OF THE OFFERING OF SUCH CLASS SOLD BY UNDERWRITERS OR MEMBERS OF THE SELLING SYNDICATE TO QUALIFIED INSTITUTIONAL BUYERS, AS DEFINED IN RULE 144A (a)(1) UNDER THE 1933 ACT, PLUS (Y) THE PRINCIPAL AMOUNT OF THE OFFERING OF SUCH CLASS IN ANY CONCURRENT PUBLIC OFFERING.